UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
July 26, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

SIGNATURES
Date July 26, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO HAS AGREED TO DIVEST ITS GERMAN PANELBOARD PRESS BUSINESS
AND TO FORM STRATEGIC COOPERATION WITH SIEMPELKAMP
(Helsinki, Finland, July 26, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Has agreed to divest Metso Panelboard GmbH, a Hannover, Germany-based supplier of continuous press and energy plants for the panelboard industry, to G. Siempelkamp GmbH & Co. KG of Germany. In connection with the divestment, the parties have agreed to pursue cooperation where Metso’s front-end, forming and panelhandling technologies will be combined with Siempelkamp’s continuous press technology.
The parties have agreed not to disclose the transaction value. The transaction is estimated to be closed by the end of September 2007. Metso Panelboard GmbH employs approximately 65 people, who will transfer to Siempelkamp.
Metso Panelboard is a business line within the Metso Paper business area. Following the divestment, Metso Panelboard will remain a major supplier to the global wood-based panels industry, serving its customers through its own sales and aftermarket organization. Its product and solutions offering covers MDF front end systems, particleboard screening and forming solutions, panelhandling systems, as well as solutions for raw-material cleaning and dry-glue blending. The single- and multi-opening press technology used in special product markets, such as the doorskin production process, will also remain Metso’s property.
Metso-Siempelkamp cooperation and the divestment agreement are part of Metso Panelboard’s ongoing development and restructuring program, which was started in December 2006. The program focuses on enhancing Metso Panelboard’s product portfolio and order-to-delivery capabilites as well as improving the operational efficiency of the business.
Siempelkamp Group is a Germany-based, family-owned international supplier of hydraulic presses, press lines and related services to the woodworking, rubber and metal forming industries. The Group is also a supplier of nuclear technology and foundry products. Its net sales in 2006 were EUR 412 million and it employs over 2,000 people.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1)	general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins

(2)	the competitive situation, especially significant technological solutions developed by competitors

(3)	the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement

(4)	the success of pending and future acquisitions and restructuring.

Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 26,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Pentti Välimäki, President, Metso Panelboard, tel. +358 40 500 5009
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.